Filed by: Rovi Corporation

pursuant to Rule 425

under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Sonic Solutions

Commission File No. 000-23190

I wanted to introduce myself; I’m Fred Amoroso, President and CEO of Rovi Corporation. I’m excited by our joint announcement today of the transaction in which Rovi will acquire Sonic Solutions. While this e-mail may address certain aspects of the transaction, please note that there is additional information about the transaction contained in the legends at the bottom of this e-mail.

We at Rovi know Sonic well as our companies have partnered on several occasions to integrate products and have also had many dealings with DivX in the past. Sonic’s recent acquisition of DivX contributed to our decision to enter this agreement as we believe bringing together this breadth of solutions has great potential.

It is exciting for me to see that Rovi and Sonic share a vision for the future of digital entertainment – that consumers want an easy integrated experience to enjoy their digital entertainment anywhere on any device at any time. Jointly we will be able to extend our solutions to content owners, device makers, retailers and operators. We expect Sonic’s broad offerings to complement Rovi’s technologies and enhance our ability to offer an end-to-end solution across the digital entertainment ecosystem, enabling our customers and consumers to create, discover, manage, distribute, and enjoy entertainment content.

Rovi and Sonic both serve similar customers and markets, and we share a model of powering digital entertainment solutions for other businesses that in turn build end-user services. We expect our joint product portfolio will create new opportunities and enable the combined customer base to bring innovative products to market faster. Our customers, often consumer-facing, may compete in the marketplace. This approach enables Rovi to empower companies to innovate while acting as an engine that powers digital entertainment.

Let me tell you a bit more about Rovi. Rovi was previously known as Macrovision and much like Sonic is comprised of several sizable acquisitions. The most notable is the acquisition of Gemstar-TV Guide about three years ago. This led us to change our name as we had become a very different company.

Rovi focuses on entertainment discovery via guidance through its electronic program guides, entertainment metadata, as well as search, recommendations and custom applications. We believe this is quite complementary to Sonic and its solutions around the breadth of digital video covering broad processes such as authoring, video distribution, and consumer focused media management and playability of video across devices. We believe the integration of the two companies will result in a better consumer experience; consumers can ensure that their digital entertainment is easily managed while being able to enjoy it across devices without technical difficulty.

The transaction is expected to close in the first quarter of 2011. Until that time we will remain separate companies with separate management. In the interim, we will work with Sonic to plan integration so that we can be prepared once the transaction is closed. We hope you are all as excited as we are by the pending transaction, but want to reinforce that we will be working with Sonic management team on integration planning. They will determine the appropriate individuals from Sonic who should be involved in those efforts.

I am very excited about this next step our company is taking and I hope for a bright future as we expand the value we can bring to market.

Sincerely,

Fred

Fred Amoroso

President and CEO of Rovi Corporation

Additional Information and Where to Find It

The exchange offer for the outstanding common stock of Sonic Solutions has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonic Solutions. Sonic Solutions shareholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Rovi will file exchange offer materials with the U.S. Securities and Exchange Commission and Sonic Solutions will file a Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Prospectus and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Sonic Solutions at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Rovi by mail to Rovi Corporation, 2830 De La Cruz Blvd, Santa Clara, CA 95050, attention: Investor Relations, and free copies of the Solicitation/Recommendation Statement will be made available by Sonic Solutions by mail to Sonic Solutions, 7250 Redwood Blvd., Suite 300 Novato, CA 94945, attention: Investor Relations.

Interests of Certain Persons in the Offer and the Merger

Rovi will be, and certain other persons may be, soliciting Sonic Solutions shareholders to tender their shares into the exchange offer. The directors and executive officers of Rovi and the directors and executive officers of Sonic Solutions may be deemed to be participants in Rovi’s solicitation of Sonic Solutions’s shareholders to tender their shares into the exchange offer.

Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Rovi and Sonic Solutions in the exchange offer by reading the Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, when they become available.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expected timetable of the transaction between Rovi Corporation and Sonic Solutions, the transaction’s anticipated strategic and financial benefits; and the potential impacts of the transaction on both Rovi’s and Sonic’s organizations. The statements made by Rovi in this document are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the tender of a majority of the outstanding shares of common stock of Sonic Solutions; market conditions; the effect of the announcement of the transaction on Rovi’s and Sonic’s respective businesses; the impact of any failure to complete the exchange offer and the merger; the risk that Rovi will not realize the anticipated benefits of the acquisition; the potential inability to successfully operate or integrate Sonic’s business and expand product offerings as a result thereof; general industry and economic conditions; and other factors beyond the companies’ control and the risk factors and other cautionary statements described in Rovi’s filings with the SEC. Such factors are further addressed in Rovi’s most recent reports on Form 10-Q for the period ended September 30, 2010 and such other documents as are filed by Rovi with the Securities and Exchange Commission from time to time (available at www.sec.gov). Rovi assumes no obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this document, except as required by law.